Exhibit 99.2
Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2013 and 2012

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board. Our operating and financial review and prospects should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2013 filed herewith as Exhibit 99.1 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission, or SEC, on March 25, 2013, or the Annual Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in our Annual Report.

Overview

We are involved in the production of renewable energy through our ownership of the PV Plants in Italy and Spain. We own thirteen photovoltaic plants that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.8 MWp and (ii) 85% of one photovoltaic plant in Spain with a nominal capacity of approximately 2.275 MWp. In addition, we indirectly own 7.5% of Dorad Energy Ltd., or Dorad (and an option to increase our holdings under certain conditions to 9.375%) that is involved in the construction of a combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW, or the Dorad Project, located south of Ashkelon, Israel.

The following table includes information concerning our PV Plants:

PV Project Title	Capacity	Location	Technology of Panels	Connection to Grid
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region	Fix	January 14, 2011
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region	Fix	January 14, 2011
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region	Fix	April 1, 2011
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region	Duel Axes Tracker	April 14, 2011
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region	Fix	April 27, 2011
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region	Duel Axes Tracker	April 29, 2011
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region	Fix	May 25, 2011
“Pedale (Corato)”	2,993.6 kWp	Province of Bari, Municipality of Corato, Puglia region	Single Axes Tracker	May 31, 2011
“Aquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino, Puglia region	Fix	June 2011
“D-Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino, Puglia region	Fix	June 2011
“Adria 1 (Soleco)”	5,924 kWp	Province of Rovigo, Municipality of Canaro, Veneto Region, Italy (Northern Italy)	Fix	August 2011
“Adria 2 (Tecnoenergy)”	5,900 kWp	Province of Rovigo, Municipality of Canaro, Veneto Region, Italy (Northern Italy)	Fix	August 2011
“Rinconada II”3	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010

As of December 15, 2013, we held approximately $9.6 million in cash and cash equivalents, approximately $10 million in restricted cash and approximately $2.7 million in short term deposits.

 Our current plan of operation is to operate our Italian and Spanish PV Plants, to manage our holdings in the Israeli market and to continue to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in power producing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

Our ordinary shares are listed on the NYSE MKT under the symbol ELLO and on the Tel Aviv Stock Exchange under the symbol ELOM. The address of our registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Our results presented in the interim statements of comprehensive income (loss) do not include the results of the Adria 1 and Adria 2 PV plants, as the closing date of their acquisition was in near proximity to the balance sheet date and therefore the data presented in our unaudited condensed consolidated interim financial statements and in our discussion below are not necessarily indicative of our future operating results or financial position.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 in our Annual Report, and in notes 2 and 3 in our unaudited condensed consolidated interim financial statements as at June 30, 2013, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Results of Operations

Six Months Ended June 30, 2013 Compared with Six Months Ended June 30, 2012

Revenues were approximately $4.8 million for the six months ended June 30, 2013, compared to approximately $4.4 million for the six months ended June 30, 2012. The increase in revenues mainly resulted from the acquisition of a photovoltaic plant located in Spain consummated on July 1, 2012. Operating expenses were approximately $0.9 million for the six months ended June 30, 2013, compared to approximately $1 million for the six months ended June 30, 2012. Depreciation expenses were approximately $1.4 million for the six months ended June 30, 2013, compared to approximately $1.3 million for the six months ended June 30, 2012.

Gain on bargain purchase was approximately $10.2 million for the six months ended June 30, 2013 compared to $0 for the six months ended June 30, 2012. On June 26, 2013, we consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate capacity of approximately 12MWp, or the Veneto PV Plants. The Veneto PV Plants are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff (0.238 Euro/kWh). The final consideration paid for the Veneto PV Plants and the related licenses was approximately 23.5 million Euros (approximately $30.6 million). The Veneto PV Plants were purchased under insolvency proceedings. We performed a preliminary analysis of the fair value of identifiable assets acquired and liabilities assumed and a preliminary and provisional purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million based upon management’s best estimate of the value as a result of such preliminary analysis. Negative goodwill represents the excess of our share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition. The provisional amounts recognized may be adjusted during the 12 month period following the acquisition in accordance with IFRS 3 as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Therefore, actual amounts recorded upon the finalization of the valuation may differ materially from the information presented herein.

General and administrative expenses were approximately $1.3 million for the six months ended June 30, 2013, compared to approximately $1.4 million for the six months ended June 30, 2012. The decrease in general and administrative expenses was primarily due to cost efficiency.

Financial income, net was approximately $2.4 million for the six months ended June 30, 2013, compared to financial expenses, net that were approximately $1.2 million for the six months ended June 30, 2012. This increase in financial income was primarily attributable to the fair value measurement of swap contracts and the fair value measurement of options to acquire additional shares of U. Dori Energy Infrastructures Ltd., or Dori Energy.

Share of losses of equity accounted investees was approximately $0.2 million for the six months ended June 30, 2013, compared to approximately $0.1 million for the six months ended June 30, 2012. The increase was due to expenses recorded by Dorad resulting from a contractual commitment to compensate a client due to a delay of the commercial operation in 2013.

Taxes on income were approximately $0.8 million for the six months ended June 30, 2013, compared to approximately $0.2 million for the six months ended June 30, 2012. The increase was mainly due to the consummation of the acquisition of our Spanish photovoltaic plants in July 2012 and income recorded in 2012 in connection with the reversal of uncertain tax positions due to the closure of tax years.

Other comprehensive gain from foreign currency translation differences from foreign operations were approximately $0.5 million for the six months ended June 30, 2013, compared to other comprehensive loss from foreign currency translation differences from foreign operations of approximately $1.4 million for the six months ended June 30, 2012. The gain for the six months ended June 30, 2013 was primarily due to our operations in the Italian and Spanish photovoltaic field and resulted from the revaluation of the Euro against the US dollar.

Total comprehensive gain was approximately $13.3 million in the six months ended June 30, 2013, compared to total comprehensive loss of approximately $2 million in the six months ended June 30, 2012. The increase was mainly due to the gain on bargain purchase of approximately $10.2 million recorded in 2013.

Impact of Inflation and Fluctuation of Currencies

The semi-annual rate of inflation in Israel was 1.3% in the six months ended June 30, 2013 and it increased to 1% in the six months ended June 30, 2012.

A significant portion of our cash and cash equivalents and short-term deposits are held in US$. We currently conduct our business in Italy, Spain and in Israel and a significant portion of our expenses is in Euro and NIS. We therefore are affected by changes in the prevailing Euro/U.S. dollar and NIS/U.S. dollar exchange rates. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The tables below set forth the annual and semi-annual rates of devaluation (or revaluation) of the NIS against the U.S. dollar and of the U.S. dollar against the Euro.

	Year ended December 31,		Six months ended June 30,
	2011	2012	2012	2013
Appreciation (Devaluation) of the NIS against the U.S. dollar	(7.1)%	2.3%	(2.7)%	3.1%
Appreciation (Devaluation) of the Euro against the U.S. dollar	(3.2)%	2%	(2.7)%	(1)%

The representative dollar exchange rate was Euro 1.31 for one U.S. dollar on June 30, 2013, and Euro 1.26 for one U.S. dollar on June 30, 2012. The average exchange rates for converting the Euro to U.S. dollars during the six-month periods ended June 30, 2013 and 2012 were Euro 1.31 and 1.3 for one U.S. dollar, respectively. The exchange rate as of December 15, 2013 was Euro 1.38 for one U.S. dollar.

The representative dollar exchange rate was NIS 3.618 for one U.S. dollar on June 30, 2013, and NIS 3.923 for one U.S. dollar on June 30, 2012. The average exchange rates for converting the NIS to U.S. dollars during the six-month periods ended June 30, 2013 and 2012 were NIS 3.67 and 3.8 for one U.S. dollar, respectively. The exchange rate as of December 15, 2013 was NIS 3.5 for one U.S. dollar.

A discussion concerning our functional currency, the functional currency of our subsidiaries and a description of the methods of currency translation we use is included in Item 5 of our Annual Report.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations.  The recent economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislator to reduce benefits provided to operators of PV plants or to revise the Feed-in-Tariff system that currently governs the sale of electricity in Italy and Spain.

In July 2013, a new remunerative regime (RDL 9/2013) was announced in Spain establishing the basis of the new remuneration scheme applicable to renewable energies that will provide the owner a defined yield currently estimated to be calculated as 10-year government bonds plus 300 basis points. This new regulation may impact the profitability of our PV plant in Spain.

For more information see “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Material Effects of Government Regulations on the PV Plants” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 26% in 2009, 25% in 2010 and 24% in 2011, and was scheduled to be reduced gradually to 18% by 2016. However, due to recent amendments to the Israeli Income Tax Ordinance, the rate commencing January 1, 2012 has been set at 25%.

Liquidity and Capital Resources

As of December 15, 2013, we held approximately $9.6 million in cash and cash equivalents, approximately $10 million in restricted cash and approximately $2.7 million in short term deposits.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits.

On June 20, 2013 we entered into a loan agreement, or the Loan Agreement, with Israel Discount Bank Ltd., one of the major Israeli banks. Pursuant to the Loan Agreement we received an amount of Euro 13.5 million (approximately $17.7 million), for a period of 18 months, bearing an annual interest paid quarterly at the EURO LIBOR 3 month rate plus 4.5%. We are entitled to perform early repayments of the loan, in whole or in part, at the end of each interest period without having to pay any fees or penalties, upon delivering the bank with a request of early repayment at least 10 business days in advance. The Loan Agreement includes financial covenants, pledges and undertakings, as are more fully described in note 7 to our Condensed Consolidated Interim Financial Statements as at June 30, 2013.

At June 30, 2013, we had approximately $1.6 million of cash and cash equivalents, approximately $12.9 million in restricted cash and approximately $5.3 million in short-term deposits, compared with approximately $33.3 million cash and cash equivalents, approximately $11.3 million in restricted cash and approximately $5.3 million in short-term deposits as at December 31, 2012. The decrease in cash and cash equivalents is mainly attributable to the acquisition of the Veneto PV Plants, payments made in connection with our Italian PV Plants and our investment in Dori Energy.

As of June 30, 3013, we had commitments for capital expenditures in the amount of approximately $4.1 million for services that were preformed and will be performed in connection with agreements entered into for the construction of our PV Plants. We anticipate to use our free cash flows and financing from third party financing entities in order to meet such commitments.

Operating activities

In the six months ended June 30, 2013, we had a net income of approximately $12.8 million attributable mainly to the gain on bargain purchase of approximately $10.2 million recorded in 2013. Operating profit amounted to approximately $11.5 million. General and administrative expenses were approximately $1.3 million.

In the six months ended June 30, 2012, we had a loss of $0.7 million. Operating profit amounted to approximately $0.8 million. General and administrative expenses were approximately $1.4 million.

Our main operating activity is currently related to our Italian and Spanish PV Plants. We also manage our holdings in Dori Energy and indirect holdings in Dorad, inter alia through a representative on the Dorad board of directors. In addition to these operations, we also continue to conduct activities which attempt to locate additional business opportunities and strategic alternatives. We cannot at this point predict whether following the consummation of other business transactions we will have sufficient working capital in order to fund our operations.

Net cash used in operating activities was approximately $1.2 million in the six months ended June 30, 2013 primarily due to a delay in the collection of income from electricity in connection with our Italian PV Plants. This income was collected subsequent to June 30, 2013.

Net cash provided by operating activities was approximately $3.1 million in the six months ended June 30, 2012 primarily due to the collection of income from electricity referring to 2011 in connection with our Italian PV Plants.

Investing activities

Net cash used in investing activities was approximately $41.6 million in the six months ended June 30, 2013 primarily due to the acquisition of the Veneto PV Plants, payments related to our PV Plants and our investment in Dori Energy and the investment in restricted cash to secure repayment of short-term bank financing.

Net cash used in investing activities was approximately $11 million in the six months ended June 30, 2012 primarily due to payments related to our PV Plants that were under construction and the investment in restricted cash to secure payments under documentary credit in connection with the purchase of solar modules for our PV Plants.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2013 was approximately $11 million, primarily due to a bank loan received of Euro 13.5 million (approximately $17.7 million) and the repayment of loans from banks and a leasing institution of approximately $6.7 million.

Net cash provided by financing activities in the six months ended June 30, 2012 was $6.9 million primarily due to loans received and proceeds from sale and finance lease back.

As of June 30, 2013, our total current assets amounted to approximately $23.3 million, out of which approximately $1.6 million was held in cash and cash equivalents, approximately $5.3 million was held in short-term deposits and approximately $7.8 million was in restricted cash, compared with total current liabilities of approximately $10.8 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2012, our total current assets amounted to approximately $58.1 million, out of which $27.4 million was held in cash and cash equivalents, approximately $10 million was held in short-term deposits and approximately $14.7 million was in restricted cash, compared with total current liabilities of approximately $29.8 million.

The decrease in our cash balance is mainly attributable the acquisition of the Veneto PV Plants, payments made in connection with our Italian PV Plants and our investment in Dori Energy and general and administrative expenses.

Outstanding Warrants

As of December 15, 2013, there is an outstanding warrant to purchase a total of 308,427 of our ordinary shares at an exercise price of $7.97 per share that was issued on August 7, 2013. The warrant includes a contractual provision that prohibits the holder from exercising such warrant during a 12 month period following the effective date of such warrant if such exercise would result in the holder beneficially owning more than 4.99% of our ordinary shares.

Contractual Obligations

As of June 30, 2013, except for the bank financing of EUR 13.5 million obtained pursuant to the Loan Agreement as described above, there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We currently have operations in Italy, Spain and Israel. Our expenses and income related to the Italian and Spanish operations is denominated in Euro, and the functional currency of our investment in Dori Energy and our expenses in Israel are denominated, generally, in NIS. As a result, we are subject to adverse movements in foreign currency exchange rates between the Euro, NIS and the US dollar, in which most of our cash, cash equivalents and short-term deposits are denominated. In addition, in light of our financing activities, we are exposed to market risks resulting from changes in interest rates.

Inflation, Deflation and Fluctuation of Currencies

As detailed in our Annual Report, we utilized certain foreign exchange forward contracts to manage the foreign exchange risk resulting from our PV operations. In the future, we may enter into additional forward foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.